UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Furr, Richard L.

   P.O. Box 931

   Durham, NC 27702
2. Issuer Name and Ticker or Trading Symbol
   CCB Financial Corporation (CCB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Executive Vice Pres
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  03/02/00    M        2,000         A  $25.0313                    D  Direct
Common Stock                                  03/02/00    M        2,346         A  $18.3125     50,081         D  Direct
Common Stock                                                                                     2,000          I  by Daughters
Common Stock                                                                                     7,784          I  by Spouse
Common Stock                                                                                     1,163          I  by Spouse - DRIP

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $18.3125        03/02/00       M                          2,346            03/21/96 (1) 03/21/05
to buy)
Incentive Stock Option (right  $25.0313        03/02/00       M                          2,000            03/12/97 (1) 03/12/06
to buy)
Incentive Stock Option (right  $31.9375                                                                   03/31/97     03/31/07
to buy)
Incentive Stock Option (right  $39.7500        03/16/00       A         5,030                             03/16/02     03/16/10
to buy)
Incentive Stock Option (right  $55.9688                                                                   03/17/99     03/17/08
to buy)
Non-Qualified Stock Option     $31.9375                                                                   03/31/97     03/31/07
(right to buy)
Non-Qualified Stock Option     $39.7500        03/16/00       A         14,110                            03/16/01     03/16/10
(right to buy)
Non-Qualified Stock Option     $55.6250                                                                   03/22/99     03/22/09
(right to buy)
Non-Qualified Stock Option     $55.9688                                                                   03/17/99     03/17/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  03/02/00  Common Stock                   2,346                     0             D   Direct
to buy)
Incentive Stock Option (right  03/02/00  Common Stock                   2,000                     4,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   436                       436           D   Direct
to buy)
Incentive Stock Option (right  03/16/00  Common Stock                   5,030                     5,030         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   4,464                     4,464         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   14,144                    14,144        D   Direct
(right to buy)
Non-Qualified Stock Option     03/16/00  Common Stock                   14,110                    14,110        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   14,580                    14,580        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,116                    10,116        D   Direct
(right to buy)

Explanation of Responses:

(1)
Options, with the right to buy, vest ratably over a three-year period with the first vesting on the date indicated.

SIGNATURE OF REPORTING PERSON
/S/ Furr, Richard L.
DATE
April 10, 2000